CHINA SXAN BIOTECH, INC.

c/o American Union Securities, Inc.

100 Wall Street, 15th Floor

New York, NY 10005

212-232-0120

January 22, 2008

VIA EDGAR

William J. Kearns

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China SXAN Biotech, Inc.

       Item 4.01 Form 8-K

       Filed October 11, 2007

       File No. 0-27175

Dear Mr. Kearns:

I am writing in response to your letter to the undersigned dated January 14, 2008.  The Staff’s comments that were set forth in your letter are repeated below in bold italics.

Form 8-K filed October 11, 2007

1.  Please amend your Form 8-K by changing the Item Tag to the filing (i.e. a change in accountants is filed under Item Tag 4.01 rather than Item Tag 1.01).

1.  As requested, on January 17, 2008 we filed an amendment to the Form   8-K under Item Tag 4.01.

2.  Please amend your filing to include the correct Commission File Number.

2.  As requested, on January 17, 2008 we filed an amendment to the Form   8-K that included what we believed to be the correct Commission file number. You have subsequently informed us that the correct Commission file number is 0-27175.

Sincerely,

/s/ Feng Zhen Xing

Feng Zhen Xing

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of China SXAN Biotech, Inc., hereby acknowledges that:

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 China SXAN Biotech, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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China SXAN Biotech, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Feng Zhen Xing

Feng Zhen Xing